UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                    CENTRAL FINANCIAL ACCEPTANCE CORPORATION.


                                (Name of Issuer)

                          Common Stock, $0.01 par value


                         (Title of Class of Securities)

                                   153470 10 9


                                 (CUSIP Number)


               ____________________December 31, 1999______________
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 153470 10 9      13G                             PAGE  2  OF  12
__________________________________________________________________________

1                          NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BANNER'S CENTRAL ELECTRIC, INC.

2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [   ]   (b) [  ]

3                          SEC USE ONLY

4                          CITIZENSHIP OR PLACE OF ORGANIZATION
                           CALIFORNIA

NUMBER OF                  5                SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

                           6                SHARED VOTING POWER
                                            0
                           7                SOLE DISPOSITIVE POWER
                           8                SHARED DISPOSITIVE POWER
                                            0

9                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

10                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                           EXCLUDES CERTAIN SHARES*

11                         PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN
                           IN ROW (9)
                           0%

12                         TYPE OF REPORTING PERSON*
                           CO

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 153470 10 9      13G                             PAGE  3  OF  12
__________________________________________________________________________

1                          NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BANNER HOLDINGS, INC.

2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [   ]   (b) [  ]

3                          SEC USE ONLY

4                          CITIZENSHIP OR PLACE OF ORGANIZATION
                           DELAWARE

NUMBER OF                  5                SOLE VOTING POWER
SHARES                                      5,150,000
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

                           6                SHARED VOTING POWER
                                            0
                           7                SOLE DISPOSITIVE POWER
                                            5,150,000
                           8                SHARED DISPOSITIVE POWER
                                            0

9                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON
                           5,150,000

10                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                           EXCLUDES CERTAIN SHARES*

11                         PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN
                           ROW (9)
                           71.76%

12                         TYPE OF REPORTING PERSON*
                           CO

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 153470 10 9      13G                             PAGE  4  OF  12
__________________________________________________________________________

1                          NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WEST COAST PRIVATE EQUITY PARTNERS, L.P.

2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [   ]   (b) [  ]

3                          SEC USE ONLY

4                          CITIZENSHIP OR PLACE OF ORGANIZATION
                           DELAWARE

NUMBER OF                  5                SOLE VOTING POWER
SHARES                                      5,150,000
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                           6                SHARED VOTING POWER
                                            0
                           7                SOLE DISPOSITIVE POWER
                                            5,150,000
                           8                SHARED DISPOSITIVE POWER
                                            0

9                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON
                           5,150,000 (through subsidiary)

10                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                           EXCLUDES CERTAIN SHARES*

11                         PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW
                           (9)
                           71.76%

12                         TYPE OF REPORTING PERSON*
                           PN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 153470 10 9      13G                             PAGE  5  OF  12
__________________________________________________________________________

1                          NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GARY M. CYPRES

2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a) [   ]   (b) [  ]

3                          SEC USE ONLY

4                          CITIZENSHIP OR PLACE OF ORGANIZATION
                           USA

NUMBER OF                  5                SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                           6                SHARED VOTING POWER
                                            5,276,500
                           7                SOLE DISPOSITIVE POWER
                                            0
                           8                SHARED DISPOSITIVE POWER
                                            5,276,500

9                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON
                           5,276,500

10                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                           EXCLUDES CERTAIN SHARES*

11                         PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN
                           IN ROW (9)
                           73.27%

12                         TYPE OF REPORTING PERSON*
                           IN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 153470 10 9      13G                             PAGE  6  OF  12
__________________________________________________________________________

ITEM 1.

(a)  Name of Issuer.

     Central Financial Acceptance Corporation

(b)  Address of Issuer's Principal Executive Offices.

     5480 East Ferguson Drive
     Commerce, California 90022

ITEM 2.

(a)  Name of Person Filing.

     The persons filing this Schedule 13G are Banner's Central Electric, Inc. ("Banner's"), Banner Holdings, Inc. ("Holdings"), West Coast Private Equity Partners, L.P. ("West Coast") and Gary M. Cypres, who are collectively referred to herein as the "Reporting Persons." Banner's currently owns no shares of common stock, par value $0.01 per share ("Common Stock") of Central Financial Acceptance Corporation ("CFAC"). Holdings directly owns 5,150,000 shares, or 71.76%, of CFAC Common Stock. West Coast owns 71% of the outstanding common stock of Holdings. Mr. Cypres is Chairman of the Board, President and Chief Executive Officer of each of Banner's and Holdings and is the Managing General Partner of West Coast. He is also the President and Chief Executive Officer of CFAC.

(b)  Address of Principal Business Office or, if none, Residence.

     The address of each of the Reporting Persons is 5480 East Ferguson Drive, Commerce, California 90022

(c)  Citizenship.

     Banner's is a California corporation. Holdings is a Delaware corporation. West Coast is a Delaware limited partnership. Mr. Cypres is a citizen of the United States of America.

(d)  Title of Class of Securities.

     Common Stock, par value $0.01 per share.

(e)  CUSIP No.

     153470 10 9




CUSIP NO. 153470 10 9     13G                              PAGE  7  OF  12
__________________________________________________________________________

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON IS A:

(a)  [  ]     Broker or Dealer registered under Section 15 of the Act.
(b)  [  ]     Bank as defined in section 3(a)(6) of the Act.
(c)  [  ]     Insurance Company as defined in section 3(a)(19) of the Act.
(d)  [  ]     Investment Company registered under section 8 of the Investment
              Company Act.
(e)  [  ]     Investment Adviser registered under section 203 of the Investment
              Adviser Act of 1940.
(f)  [  ]     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee  Retirement Income Security Act of
              1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
              (Note:  See Item 7).
(g)  [  ]     Parent Holding Company, in accordance with
              Section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7).
(h)  [  ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4.       OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned.

     BANNER'S --  0 shares.

     HOLDINGS --  5,150,000 shares.

     WEST COAST --5,150,000 shares, through its 71% ownership of Holdings.

     MR. CYPRES --5,276,5000 shares: 12,500 shares are owned of record by Mr. Cypres' wife and 12,500 shares are owned by two trusts for the minor children of Mr. Cypres of which Mr. Cypres and his wife are co-trustees. 77,500 shares are held directly by Mr. Cypres. 5,150,000 shares are beneficially owned by Mr. Cypres in his capacity as Chairman of the Board, President and Chief Executive Officer of Holdings and Managing General Partner of West Coast. Mr. Cypres is deemed to own an additional 24,000 shares through options that became exercisable as of January 31, 2000. In calculating the percentage of shares owned by Mr. Cypres, these 24,000 shares have been added to the total number of shares outstanding as if the options had been exercised.

CUSIP NO. 153470 10 9   13G                                PAGE  8  OF  12
__________________________________________________________________________

(b)      Percent of Class.  [NEED TO KNOW CURRENT NUMBER OF CFAC SHARES
         OUTSTANDING]

         BANNER'S --       0%

         HOLDINGS --       71.76%

         WEST COAST --     71.76%

         MR. CYPRES --73.27%

 (c)     Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote

         BANNER'S --       0

         HOLDINGS --       5,150,000

         WEST COAST --     5,150,000

         MR. CYPRES --     0

     (ii)shared power to vote or to direct the vote

         BANNER'S --       0

         Holdings --       0

         WEST COAST --     0

         MR. CYPRES --     5,276,5000


     (iii)  sole power to dispose or to direct the disposition of

         BANNER'S --       0

         HOLDINGS --       5,150,000

         WEST COAST --     5,150,000

         MR. CYPRES --     0

CUSIP NO. 153470 10 9       13G                            PAGE  9  OF  12
__________________________________________________________________________


     (iv)shared power to dispose or to direct the disposition of

         BANNER'S --       0

         HOLDINGS --       0

         WEST COAST --     0

         MR. CYPRES --     5,276,5000


INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, please check the following: [ X ]

     Banner's has ceased to be the owner of any shares.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not applicable.

CUSIP NO. 153470 10 9    13G                              PAGE  10  OF  12
__________________________________________________________________________

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not applicable.

ITEM 10. CERTIFICATION.

     Not applicable.




CUSIP NO. 153470 10 9      13G                             PAGE  11  OF  12
___________________________________________________________________________


                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2000

                              BANNER'S CENTRAL ELECTRIC, INC.


                              /s/ Gary M. Cypres
                              ________________________________________________
                              By: Gary M. Cypres, President and
                              Chief Executive Officer



                              BANNER HOLDINGS, INC.


                              /s/  Gary M. Cypres
                              ________________________________________________
                              By: Gary M. Cypres, President and
                              Chief Executive Officer



                              WEST COAST PRIVATE EQUITY PARTNERS, L.P.



                              /s/  Gary M. Cypres
                              ________________________________________________
                              By: Gary M. Cypres
                              Its:  Managing Partner



                              /s/  Gary M. Cypres
                              ________________________________________________
                              Gary M. Cypres








CUSIP NO. 153470 10 9         13G                          PAGE  12  OF  12
___________________________________________________________________________

                                                                  EXHIBIT A

                    AGREEMENT RE JOINT FILING OF SCHEDULE 13G
                                (Amendment No. 3)

Each of the undersigned Reporting Persons hereby agree as follows: (i) Each of them is eligible to use the Schedule 13G and such Schedule 13G is filed on behalf of each of them; (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate; and
(iii) Each of them hereby consents and agrees to the filing on behalf of each of them of the foregoing Joint Statement on Schedule 13G.

February 7, 2000

                                        BANNER'S CENTRAL ELECTRIC, INC.


                                        /s/  Gary M. Cypres
                                        ______________________________________
                                        By: Gary M. Cypres, President and
                                        Chief Executive Officer


                                        BANNER HOLDINGS, INC.


                                        /s/  Gary M. Cypres
                                        ______________________________________
                                        By: Gary M. Cypres, President and
                                        Chief Executive Officer



                                        WEST COAST PRIVATE EQUITY PARTNERS, L.P.



                                        /s/  Gary M. Cypres
                                        ______________________________________
                                        By: Gary M. Cypres
                                        Its:  Managing Partner


                                        /s/  Gary M. Cypres
                                        ______________________________________
                                        Gary M. Cypres